

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

March 20, 2009

Barbra E. Kocsis
ML Appleton FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
2 World Financial Center
New York, NY 10281

      Re: ML Appleton FuturesAccess LLC
             Amendment No. 2 to Form 10
             File No. 0-51087
             Filed February 5, 2009

Dear Ms. Kocsis:

      We have completed our review of your Form 10 and do not, at this time, have any
further comments.

      Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785
if you have any questions.

                           Sincerely,

                           Karen J. Garnett
                           Assistant Director